Lightspeed Commerce Appoints Glen LeBlanc to Board of Directors
Mr. LeBlanc brings 30 years of extensive financial and accounting leadership experience to help accelerate Lightspeed’s three-year strategy and transformation journey

MONTREAL, JUNE 27, 2025 /PRNewswire/ Lightspeed Commerce Inc., (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified omnichannel platform powering ambitious retail and hospitality businesses in over 100 countries, today announced the appointment of Glen LeBlanc to its Board of Directors, effective July 1, 2025.

“As an organization, Lightspeed has an incredibly impressive track record of disciplined growth, innovation and industry leading product development,” said Glen LeBlanc. “I’m looking forward to adding my perspective to an already well established Board of Directors to help Lightspeed achieve its full potential under its new exciting plan.”

LeBlanc brings over 30 years of experience in the telecommunications and technology industries, including in financial leadership roles. LeBlanc currently serves as the Vice Chair, Atlantic Canada with BCE Inc. where he has also previously held the positions of Executive Vice President and CFO. Prior to joining BCE, LeBlanc was Executive Vice President and CFO of Aliant, which was acquired by BCE in 2014. He also currently serves on the Board of Directors for Northwestel and Maple Leaf Sports & Entertainment.

“We’re thrilled to welcome Glen to the Lightspeed Board,” said Dax Dasilva, Founder and CEO of Lightspeed. “Glen’s experience at the forefront of Canada’s telecom and technology sectors brings fresh insight that will help guide our next phase of innovation and sustainable growth.”

“Glen’s financial expertise and disciplined approach will strengthen our Board’s ability to steward Lightspeed’s transformation and long-term success,” said Manon Brouillette, Executive Chair of Lightspeed’s Board. “His proven leadership in driving growth and managing through complex market dynamics will be an invaluable addition to the organization.”

In addition to this appointment, Lightspeed announced that Paul McFeeters will not be standing for re-election at the Company’s annual shareholders meeting on July 31, 2025. Glen LeBlanc will be appointed to the Company’s Audit Committee and Risk Committee effective July 1, 2025, and subject to his election at the Company’s annual shareholders meeting will succeed Paul McFeeters as Chair of the Audit Committee following the meeting.

“Lightspeed is grateful to Paul McFeeters for his invaluable contributions and dedicated service to the Board. His leadership, guidance, and strategic insight have played a pivotal role in shaping the company’s growth and success,” said Dasilva.

To learn more about Lightspeed, visit http://www.lightspeedhq.com.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding the composition of Lightspeed's board of directors. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com